SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

________________________________________________________________________

TENDER OFFER FOR THE ACQUISITION OF COMMON SHARES ISSUED BY

COPESUL – COMPANHIA PETROQUÍMICA DO SUL
A Publicly Held Company – CVM Code 14044
CNPJ/MF 88.948.492/0001.92
NIRE 43300015009
ISIN No. BRCPSLACNOR8

BY ORDER AND FOR THE ACCOUNT OF

BRASKEM S.A., through

EDSP58 PARTICIPAÇÕES S.A.

Unibanco – União de Bancos Brasileiros S.A. (“Intermediary”), in the capacity of intermediating financial institution, for the account and to the order of Braskem S.A. (“Braskem”), through its controlled company EDSP58 PARTICIPAÇÕES S.A. (“Offeror”), in which Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) is the minority shareholder, hereby publicly directs to the holders of outstanding common shares issued by Copesul – Companhia Petroquímica do Sul (“Copesul” or “Company”) (“Shares”), a Public Tender Offer for the acquisition of the Copesul Shares (“Offer” or “Tender Offer”), seeking to its delisting from the São Paulo Stock Exchange – BOVESPA (“BOVESPA”) (“Delisting”) as dealt with in article 21, paragraph 6 of Law No. 6385, dated December 07, 1976 and articles 4, paragraph 4 and 4-A of Law No. 6404 dated December 15, 1976, with due regard for the terms of CVM Ruling No. 361, dated March 05, 2002, on the following conditions:

I. TENDER OFFER

1.1. LEGAL GROUNDS AND RELEVANT FACT

1.1.1. As disclosed in the Relevant Fact dated March 19, 2007, Ultrapar Participações S.A. (“Ultrapar”) entered into an agreement with the controlling shareholders of Refinaria de Petróleo Ipiranga S.A. and Distribuidora de Produtos de Petróleo Ipiranga S.A. for the acquisition of all of the shares held thereby in such companies and in Companhia Brasileira de Petróleo Ipiranga (“Sale and Purchase Agreement”).

1.1.2. Pursuant to the Sale and Purchase Agreement, Ultrapar acquires, as commission agent and for the account and to the order of Braskem and Petrobras, in the proportion of 60% for Braskem and 40% for Petrobras, all of the shares of Ipiranga Química S.A., its interest in Ipiranga Petroquímica S.A. (“IPQ”) and the latter’s ownership interest in Copesul, representing 29.46% of Copesul’s capital stock.

1.1.3. By means of the aforementioned Relevant Fact dated March 19, 2007, Braskem, Petrobras and Ultrapar disclosed that the acquisition of the Ipiranga Group will encompass the execution of a public tender offer for the acquisition of the Shares for the Delisting, pursuant to article 21 of Law 6385/76, article 4, paragraph 4 of Law 6404/76 and CVM Ruling 361/02.

1.2. SHARES BEING OFFERED

1.2.1. The Intermediary, which is represented in the Auction, as defined below, by Unibanco Investshop – Corretora de Valores Mobiliários e Câmbio S.A. (“Unibanco Investshop”), intends to acquire, for the account and to the order of the Offeror, up to all of the outstanding Shares representing the share capital of Copesul, with all the respective legal and statutory rights, free and clear of any liens or encumbrances. As of this date, there are thirty-seven million one hundred and sixty-four thousand eight hundred and thirty-seven (37,164,837) outstanding Shares, representing 24.74% of the total share capital of Copesul, which correspond to all of the shares issued by Copesul, except for (i) pursuant to the terms of article 3, item III of CVM Ruling 361, the Company shares held by the Offeror, by the controlling shareholder, by persons associated with the latter, by the Company officers, and those which are kept in treasury by the Company, and (ii) exclusively for purposes of the Offer, the shares held by Petrobras Química S.A. – Petroquisa and Petroquímica Triunfo S.A., since these companies are considered as shareholders bound to the Offer because they are controlled by Petrobras, which is a minority shareholder of the Offeror.

1.2.1.1. Conditions of the Offer: This Offer shall be conditioned to compliance with the requirements established in CVM Ruling 361/02 for tender offers for a company’s Delisting. In the event of noncompliance with the requirement that the shareholders with more than two thirds (2/3) of the outstanding Shares issued by Copesul either accept the Offer or expressly agree with the Delisting, being deemed outstanding shares, for this sole effect, the shares whose holders expressly agree with the Delisting or qualify for the Offer auction, pursuant to item 2.2 below, the Offeror, under the terms of item I of article 15 of CVM Ruling 361/02, shall acquire one third (1/3) of the outstanding Shares on September 5, 2000, adjusted as a result of the grouping of shares carried out on March 22, 2005, which corresponds to 38,489,468 common shares of Copesul, according to the provisions of article 37, paragraph 1 of CVM Ruling 361/02.

1.2.1.2. No Restrictions to the Exercise of the Ownership Right over the Shares. The Shares, in order to be disposed under the terms of this Offer, shall be free and clear of any liens, guarantee rights, usufruct or other types of encumbrances that would prevent the prompt exercise by the Offeror of the full ownership of the Shares.

1.2.1.3. Dividends. Should Copesul declare the payment of dividends or interest on net equity up to the date of financial settlement of the Offer, the shareholders that are posted as owners or beneficial owners of the Copesul shares as of the date of the act of declaration of the dividends or of the interest on net equity shall be entitled to payment of the declared dividends or interest on net equity.

1.2.2. Validity. This Offer shall remain valid for a period of thirty (30) days counted from the date of publication of this Tender Offer Notice (“Offer Notice”), that is, this Offer starts on August 14, 2007 and terminates on September 13, 2007, which is the date on which the Auction will be held.

1.2.3. Price. The acquisition price for the Shares will be R$ 37.60 per common share issued by Copesul (“Purchase Price”), according to an in-house evaluation carried out by Braskem based on the discounted cash flow method, and also applying a premium over the amount obtained so as to encourage the minority shareholders to adhere to the Offer. Copesul’s Appraisal Report prepared by Calyon Corporate Finance Brasil – Consultoria Financeira Ltda. demonstrates that the Purchase Price conforms to the economic value obtained in the Report, calculated using the same method.

1.2.3.1. The Purchase Price exceeds by approximately 334% the equity value per share of Copesul, calculated based on the financial statements dated December 31, 2006. The mentioned equity value per share of Copesul is R$ 8.66.

1.2.3.2. The weighted average price of the common shares of Copesul traded at BOVESPA, verified during the period of twelve (12) months immediately prior to the date of publication of the Relevant Fact that disclosed to the market the execution of the Offer is R$ 32.48 per share (“Weighted Average Price”). The Purchase Price exceeds by approximately 16% the Weighted Average Price.

1.2.3.3. Pursuant to article 8 of CVM Ruling 361/02 and of its Exhibit III, economic and financial appraisals of the Shares issued by Copesul have been independently prepared by Calyon Corporate Finance Brasil – Consultoria Financeira Ltda., as detailed in the Appraisal Report dealt with in Section IV of this Offer Notice.

1.2.3.4. Payment of the Price. The Purchase Price shall be paid at sight to the Shareholders that accept the Offer, in Brazilian currency, as updated by the variation in the Reference Rate – TR plus six percent (6%) per year (based on a 365-day year), calculated pro rata temporis as from the date this Offer Notice is published until the date of financial settlement of the Auction.

1.2.3.5. Information to BOVESPA. The Intermediary shall inform BOVESPA, by written notice, the final Purchase Price for the Auction, updated until the date of financial settlement of the Auction.

II. AUCTION

2.1. Rules, Date and Place. The Auction for the Offer shall be held on September 13, 2007, at 1 p.m. (Brasília time) through the electronic trading system of BOVESPA (“Auction” and “Date of Auction”). The Auction shall comply with the rules established by BOVESPA, and the Shareholders that wish to accept the Offer by selling their shares at the Auction, must meet the requirements for trading shares at BOVESPA.

2.2. Accreditation to take part of the Auction. The Shareholders that wish to be qualified to take part in the Auction, as well as those that wish to express either their consent or their dissent from Delisting, shall accredit Unibanco Investshop or any other brokerage company authorized to trade at BOVESPA to represent them at the Auction, until 5 p.m. (Brasília time) of September 12, 2007 (the last business day prior to the Auction), with due regard for the timeframes established in item 2.3 below.

2.2.1. Documents Necessary for Accreditation. The owner of the Copesul Shares that wishes to participate in the Auction shall appear in person at the brokerage company that will represent it selling its Shares, with the following documents, as applicable:

i. Individuals: a certified copy of the Individual Taxpayers’ Register (CPF), of the identity card, and of the proof of domicile; or

ii. Legal Entities: a certified copy of the restated Bylaws or Articles of Association in effect; card of enrollment with the National Register of Legal Entities (CNPJ), corporate documentation granting representation powers, CPF, identity card, and proof of domicile of the legal entity’s representative.

2.3. The shareholders that hold Copesul Shares under the custody of Banco Itaú S.A. (“Banco Itaú”), the depositary financial institution of Copesul book shares, shall become qualified to the Auction by accrediting Unibanco Investshop or any other brokerage company, pursuant to item 2.2. above, at least four business days before the Date of Auction, in order to make feasible the transfer of its shares under the custody of Banco Itaú to the custody of the Brazilian Settlement and Custody Company (Companhia Brasileira de Liquidação e Custódia -“CBLC”).

2.4. Qualify for the Auction. The accredited brokerage companies shall register the acceptances of the Offer by the shareholders represented thereby at the Auction under the MEGABOLSA system, through CPSL3L code, until 12 p.m. (Brasília time) of the Date of Auction.

2.5. Interference with the Auction. The brokerages companies representing third-party buyers at the Auction shall be allowed to freely interfere, provided this is done on behalf of all of the Shares, since this Tender Offer is aimed at Delisting, and provided that the value of the offer is at least 5% higher than the price of the Offer. Any such interference by the buyers shall be conditioned to prior registration, with the Brazilian Securities Commission (Comissão de Valores Mobiliários - “CVM”), by the interfering parties, of a competing tender offer under the terms of CVM Ruling 361/02.

2.6. Financial Settlement of the Auction. The Auction shall be settled according to the rules of the CBLC, three business days after the Date of Auction, by means of the gross payment module.

2.7. Costs, Brokerage Commissions, and Fees. The brokerage costs and fees on the transactions involving the purchase of the Copesul shares shall be borne by the Offeror, whereas the costs and fees relating to the sale of the Copesul shares shall be the responsibility of Offer’s acceptors. The expenses incurred with the Auction, such as brokerage, fees and rates established by BOVESPA and/or CBLC shall comply with the charts in effect at the time of execution of the Auction and the other legal provisions in force.

III. MANIFESTATION BY THE SHAREHOLDERS FOR THE DELISTING

3.1. Manifestation by the Shareholders for the Delisting. According to article 22, paragraph 1 of CVM Ruling 361/02, all the shareholders that hold Shares issued by Copesul, and which intend to participate in the Auction or dissent from the delisting, as well as the shareholders that have expressly agreed with the Delisting shall accredit, until the day before the Auction, a brokerage company to represent them in the Auction for the Offer.

3.2. Shareholders Agreeing with the Delisting. The shareholders duly qualified for the Auction, that accept to sell their Shares, shall be deemed to be automatically agreeing with the Delisting in accordance with article 21 of Law 6385/76, and no other additional procedure shall be required.

3.2.1. The Shareholders that do not wish to sell their shares may express themselves by agreeing with the Delisting, and, for that purpose, they shall fill out a specific form in 2 counterparts, declaring that they are aware that their shares will be unavailable until the financial settlement of the Auction and that, after the Delisting, they may not dispose of their shares at BOVESPA. Such form may be obtained at the headquarters of the Intermediary or Copesul, on the Offer’s site www.braskem.com.br/opa-copesul, or may be requested to the Intermediary, through number (11) 3584-4501, or for Unibanco Investshop, through number (11) 3584-4922.

3.2.2. The form shall be totally filled out and signed by the respective shareholder or attorney-in-fact duly qualified by a power of attorney with the signature recognized by a notary office. After the proper filling of the form, it shall be delivered until 5 p.m. (Brasília time) of September 12, 2007, the day before the Auction is held, with notice of receipt, to the brokerage company that will represent the shareholder at the Auction, and it must contain the following text in highlights: "Oferta Pública para Aquisição de Ações da Copesul – Companhia Petroquímica do Sul (Tender Offer for Acquisition of the Shares of Copesul – Companhia Petroquímica do Sul”).

3.3. Shareholders Disagreeing with the Delisting. The shareholders duly qualified for the Auction, that do not sell their Shares at the Auction, and that do not expressly manifest their agreement with the Delisting of Copesul as a publicly held company, shall be considered to have disagreed with the Delisting of Copesul as a publicly held company, and no other additional procedure shall be required.

IV. APPRAISAL REPORT

4.1. Appraisal. According to article 4, paragraph 4 of Law 6.404 and article 8 of CVM Ruling 361/02, an appraisal report on Copesul was prepared by Calyon Corporate Finance Brasil – Consultoria Financeira Ltda., dated April 16, 2007 (“Appraisal Report”).

Appraisal Report

Summary of the Amounts Presented (Criteria)	Copesul Amount
(R$/common share)

Weighted Average Price of the Shares in the period of twelve (12) months immediately prior to the date of publication of the Relevant Fact that disclosed the Offer	32.48

Weighted Average Price of the Shares between the date of publication of the Relevant Fact and the date of publication of the Appraisal Report	36.13

Equity Value	8.66

	Minimum	Maximum

Economic Value according to the discounted cash flow method	34.25	37.37

4.2. The appraisals dealt with in item 4.1 above are available for review by any interested parties at the headquarters of the Offeror, of Copesul, of the Intermediary, of BOVESPA and of CVM, as well as are accessible on the site of Braskem (www.braskem.com.br/opa-copesul), of Copesul (www.copesul.com.br), of CVM (www.cvm.gov.br) and of BOVESPA (www.bovespa.com.br).

4.3. Deutsche Bank Securities Inc. prepared for Ultrapar an appraisal report on the shares of Companhia Brasileira de Petróleo Ipiranga, Distribuidora de Produtos de Petróleo Ipiranga, Refinaria de Produtos de Petróleo Ipiranga and Ultrapar, dated April 04, 2007, which presents results and premises relating to Copesul which are similar to those found in the Appraisal Report. The appraisal report of Deutsche is available for consultation on the site of CVM (www.cvm.gov.br).

4.4. Reappraisal of Shares. The deadline for the shareholders that hold at least ten percent (10%) of the outstanding Shares in the market to request to the managers of Copesul to call a special meeting of shareholders of the outstanding Shares in order to resolve on the execution of a new appraisal of Copesul, using the same or a different criterion, according to the procedure established in article 24 of CVM Ruling 361/02, shall begin on August 14, 2007, the date of publication of this Offer Notice, as provided for in Official Letter/CVM/SER/GER-1/No. 1260/2007, and shall end on August 29, 2007.

4.5. Representations. Calyon Corporate Finance Brasil – Consultoria Financeira Ltda., which is liable for preparation of the Appraisal Report, declared in the Appraisal Report that (i) among the appraisal criteria set out in the Appraisal Report, it believes that the discounted cash flow method is the most suitable for the definition of fair price of the Shares; (ii) it has no conflict of interests that would diminish the independence necessary for the performance of the respective duties; (iii) Calyon, its controlling party and persons related to Calyon and its controlling party, on the date of preparation of the Appraisal Report, were not the direct holders of any security issued by Copesul, and that Crédit Agricole Brasil S.A. DTVM, a company belonging to the controlling group of Calyon, had under its discretionary management the total of fifteen thousand (15,000) common shares of Copesul; (iv) it shall receive the equivalent in reais of three hundred and fifty thousand United States dollars (US$ 350,000) of the Offeror as compensation for the preparation of the Appraisal Report.

4.6. As provided for in the Appraisal Report, it should be noted that Calyon, together with other two banks, granted a bridge loan to Braskem in the amount of US$ 400 million each, intended for the acquisition of the Ipiranga Group, but without any specific bond to this Tender Offer. As expressed by Calyon in its Appraisal Report, the loan does not represent any conflict of interests, nor does it reduce the independence required for the performance by Calyon of its functions as appraiser of Copesul. It shall be incumbent on the shareholders of Copesul and the investors in general to give the credibility they deem advisable to the Appraisal Report.

V. INFORMATION ON COPESUL

5.1. Headquarters, Jurisdiction and Corporate Purpose. Copesul is a publicly held company with its headquarters at BR 386 – Rodovia Tabaí/Canoas – Km 419, in the Municipality of Triunfo, State of Rio Grande do Sul, CEP: 95853-000, enrolled in CNPJ/MF under No. 88.948.492/0001 -92, with its Bylaws filed at the Commercial Registry of the State of Rio Grande do Sul under No. 445999. Copesul is controlled by Braskem and by IPQ and its purposes comprise (i) the manufacture, trade, import and export of chemical and petrochemical products and of fuel; (ii) the production and distribution of goods, as well as the provision of services to be used by the companies pertaining to Pólo Petroquímico do Sul, and management of the logistic services related to its water and land terminals; and (iii) the participation in other companies as partner or shareholder.

5.2. Composition of Copesul’s Shareholding. The Copesul’s capital stock, totally subscribed and fully paid, as of this date, is nine hundred and ten million reais (R$ 910,000,000), represented by one hundred and fifty million two hundred and seventeen thousand one hundred and sixty-seven (150,217,167) registered book-entry common shares, with no par value.

5.3. Shareholding structure of the capital of Copesul on April 16, 2007:

	No. of Shares (1)%
Controlling Shareholder
Braskem	44,255,073	29.46
IPQ	44,255,077	29.46

Shareholders bound to the Controlling Shareholders	107,110	0.07

Related Shareholders (2)
Petrobras Química S.A. – Petroquisa	23,482,007	15.63
Petroquímica Triunfo S.A	942,382	0.63

Managers of Copesul
Board of Directors	806	0.01
Executive Committee	9,875	0.01

Market (outstanding Shares)

Others	37,164,837	24.74

Treasury Shares	-	-

Total	150,217,167	100.00
(1) Copesul has only common shares.
(2) These are considered as shareholders bound to the Offer because they are controlled by Petrobras, which is a minority shareholder of the Offeror.

5.4. The main economic and financial indicators of Copesul are the following:

	Restated
				1st quarter
	2004	2005	2006	of 2007
Share Capital Posted (R$ thousand)	700,000	750,000	850,000	910,000
Net Equity (R$ thousand)	1,161,017	1,247,327	1,300,160	1,493,212
Net Income (R$ thousand)	5,440,270	5,616,755	6,376,361	1,746,616
EBITDA (R$ thousand)	1,090,523	1,066,802	1,147,143	349,067
Net Profit (R$ thousand)	546,676	566,575	615,185	192,998
Total Liabilities (R$ thousand)	2,207,571	2,188,604	2,466,605	2,501,349
Current Liabilities (R$ thousand)	739,452	694,827	840,694	694,699
Long-term Liabilities (R$ thousand)	307,102	246,450	325,751	313,438
Number of shares (thousand) *	15,021,717	150,217	150,217	150,217
Profit per 1,000 Shares (R$)	36.39	3,771.71	4,095.30	1,284.79
Equity Value per 1,000 Shares (R$)	77.29	8,303.49	8,655.20	9,940.36
Total Liabilities / Net Equity (%)	190.1%	175.5%	189.7%	167.51%
Net Profit / Net Equity (%)	47.1%	45.4%	47.3%	12.92%
Net Profit / Share Capital Posted (%)	78.1%	75.5%	72.4%	21.20%
* On March 22, 2005, there was a grouping of the Copesul Shares in the proportion of 100 shares to 1 share.

5.5. The chart below shows the evolution of the trading of the common shares of Copesul at BOVESPA in the period of twelve (12) months preceding the date of disclosure of the Relevant Fact that notified the Offer, as well as for the months subsequent to this date:

	No. of transactions	No. of Transactions	Financial Volume R$	Average Quotation R$/Mil thousands
Apr-06	1,549	1,207,600	34,193,778	28.11
May-06	1,197	1,011,500	28,963,473	28.34
June-06	632	332,600	8,935,509	26.94
July-06	666	480,000	12,993,380	27.25
Aug-06	814	644,800	18,244,718	28.20
Sept-06	678	510,800	14,672,701	28.81
Oct-06	1,035	625,700	20,080,958	31.90
Nov-06	908	731.400	25.835.620	35,00
Dec-06	931	828.600	31.701.186	38,38
Jan-07	874	632.100	23.836.863	37,71
Feb-07	1.460	1.160.300	44.561.489	38,46
Mar-07	1.438	1.182.300	42.919.192	36,25
Apr-07	1.003	828.900	29.778.845	35,92
May-07	1.037	1.551.400	55.475.210	35,88
June-07	896	1.041.200	37.331.080	35,89
	Weighted Average Price of Quotation (between Mar-06 and Mar-07)			32,48
	Weighted Average Price of Quotation (between Mar-07 and Jun-07)			35,95

5.6. The Weighted Average Price of quotation of the Copesul Shares at BOVESPA, calculated based on the quotations ascertained in the twelve (12) months preceding the date of disclosure of the Relevant Fact that notified the Offer, that is, on March 17, 2006 to March 16, 2007, is equal to R$ 32.48 per share. The Weighted Average Price of quotation of the Copesul Shares calculated based on the quotations ascertained in the period between the disclosure of the Relevant Fact that notified the Offer and the disclosure of the Appraisal Report, that is, on March 19, 2007 to April 16, 2007, is equal to R$ 36.13 per share.

5.7. The interested parties may obtain further information regarding Copesul (i) at its headquarters, (ii) at the headquarters of the Intermediary, (iii) at the Brazilian Securities Commission – CVM, and (iv) at the São Paulo Stock Exchange - BOVESPA, at the addresses mentioned in item 9.5 of this Offer Notice.

VI. INFORMATION ON THE OFFEROR AND BRASKEM

6.1. The Offeror is a joint-stock company with its headquarters at Av. das Nações Unidas, 4.777, 3º andar-parte, Alto de Pinheiros, in the City of São Paulo, State of São Paulo, CEP 05477-000, enrolled in the CNPJ/MF under No. 08.663.936/0001 -04, with its Bylaws filed with the Commercial Registry of the State of São Paulo under No. 35.300.339.117.

6.2. The corporate purpose of the Offeror consists of (i) the manufacture, trade, import and export of chemical and petrochemical products and of fuel; (ii) the production and distribution of goods, as well as the provision of services and the management of logistics services related to its water and land terminals; and (iii) the participation in other companies as partner or shareholder.

6.3. The Offeror is directly controlled by Braskem, a publicly held company with its headquarters at Rua Eteno, 1561, Copec, in the Municipality of Camaçari, State of Bahia, CEP 42810-000, enrolled in the CNPJ/MF under No. 42.150.391/0001 -70, with its Bylaws filed with the Commercial Registry of the State of Bahia under No. 2930000693.9.

6.4. Braskem is currently the leading petrochemical company in Latin America. The petrochemical industry is active in the transformation of crude oil by-products, mainly naphtha or natural gas, into widely used industrial and consumer goods. The Brazilian petrochemical industry is generally organized into first, second and third generation producers based on the stage of transformation of various petrochemical raw materials, or feedstocks. The production of first and second generation petrochemicals in Brazil centers around four major complexes: (i) the Petrochemical Complex located in Camaçari, in the State of Bahia; (ii) the Petrochemical Complex located in Triunfo, in the State of Rio Grande do Sul; (iii) the Petrochemical Complex located in São Paulo, located in Capuava, State of São Paulo; (iv) the Petrochemical Complex of Rio de Janeiro, located in Duque de Caxias, State of Rio de Janeiro.

6.5. The corporate purpose of Braskem comprises (i) the manufacture, trade, import and export of chemical and petrochemical products; (ii) the production of consumer goods by the companies belonging to the Northeastern Petrochemical Complex, such as the supply of steam, water, compressed air, industrial gas, electric power, as well as the rendering of various services to the same companies; (iii) the participation in other companies, as partner or shareholder; and (iv) the manufacture, distribution, marketing, import and export of Gasoline; Diesel Oil; LPG and other oil derivatives. Braskem also has authorization to produce, transform and distribute electric power to its various production units, as well as to its user shareholders, according to the necessary authorizations from the National Department of Water and Energy.

6.6. The interested parties may obtain further information on the Offeror at the headquarters of the latter, at the headquarters of Braskem or at the headquarters of the Intermediary, or on Braskem (i) at its headquarters, (ii) at the headquarters of the Intermediary, (iii) at the Brazilian Securities Commission – CVM, and (iv) at the Stock Exchange of São Paulo - BOVESPA, at the addresses mentioned in item 9.5 of this Offer Notice, as well as, in connection with Braskem, in the information disclosed from time to time in accordance with its duties as a publicly held company.

VII. SUPERVENING OBLIGATIONS OF THE OFFEROR

7.1. Should the Offeror acquire more than two thirds (2/3) of the outstanding Shares issued by Copesul, pursuant to article 10, paragraph 2 of CVM Ruling 361/02, the Offeror shall have to acquire, on the conditions established in this Offer Notice, the remaining outstanding shares for the period of three (3) months counted from the date of execution of the Auction. The Purchase Price for the Shares during such period shall be the final price obtained at the Auction, adjusted by the variation in the Reference Rate – TR plus six percent (6%) per year (based on a 365-day year), calculated pro rata temporis from the date of financial settlement of the Auction until the date of actual payment. The maximum term for payment of the Shares under such conditions shall be fifteen (15) consecutive days from the date on which the Copesul shareholder contacts the Offeror or the Intermediary so as to carry out such disposal of Shares, whereupon it shall appear at the headquarters of the Offeror or of the Intermediary. The Intermediary shall guarantee the financial settlement and the payment of the purchase price in case of exercise of the option to sell referred to in this item, pursuant to article 7, paragraph 4 of CVM Ruling 361/02.

7.2. The Offeror undertakes to pay, under the terms of article 10, item I of CVM Ruling 361/02, to the holders of the Shares that accept this Offer, the excess amount, if any, between the value of the shares received thereby for the sale of their Shares, updated by the variation in the Reference Rate – TR plus six percent (6%) per year, calculated pro rata temporis from the date of financial settlement of the Auction until the date of actual payment of the amount that would be due, and adjusted by the changes in the number of shares resulting from bonus shares, split, reverse split, and any conversions effected, and (i) the value per share that would be owed, or shall be owed, should there be any fact, during the period of one (1) year counted from the date of the Auction, that could or should impose the execution of a mandatory public tender offer for the acquisition of shares, pursuant to items I to III of article 2 of CVM Ruling 361/02, or (ii) the value to which they would be entitled, in case they were still shareholders and dissented from the Copesul resolution that approves the execution of any corporate event that allows for the exercise of the right to withdraw, whenever such event occurs during the period of one (1) year counted from the date of the auction of the Offer. The Offeror does not foresee the applicability of article 10, paragraph 1 of CVM Ruling 361/02, since there is no provision as to the occurrence at this point of (i) any fact that would impose the execution of a mandatory public tender offer; or (ii) a corporate event that entitles the Copesul shareholder to withdraw.

VIII. REDEMPTION OF THE SHARES

8.1. Pursuant to article 5, paragraph 5 of Law 6404/76, if after expiration of the term of the Offer, in case more than 2/3 of the shareholders of Copesul calculated according to item 1.2.1.1 above, accept the Offer or expressly agree with the Delisting, under the terms of item II of article 16 of CVM Ruling No. 361/02, less than five percent (5%) of the total shares issued by Copesul remain outstanding, the general meeting of the Company’s shareholders may resolve on the redemption of such remaining shares for the same amount charged in the Offer, provided that the deposit of the redemption value is made in a bank establishment authorized by CVM, at the disposal of the holders of such shares, in which case the provisions of article 44, paragraph 6 of Law 6404/1976 shall not apply, with due regard for the provisions in items 7.1 and 7.2.

8.2. The aforementioned redemption may only be decided if the requirements for the Delisting set forth in article 16 of CVM Ruling 361/02 are met.

8.3. The deposit of the redemption amount indicated in item 8.1 above shall be made with a financial institution with branches capable of making payment to the Shareholders, at least, in the City of São Paulo, State of São Paulo, and in the capitals of all states of this country, within fifteen (15) days counted from the resolution regarding redemption taken by the general meeting of shareholders of Copesul.

8.4. Disclosure of the redemption and of the financial institution, in which the funds for payment of such remaining outstanding shares will be deposited, shall be made by the Offeror through the disclosure of the Relevant Fact, pursuant to article 20, item III of CVM Ruling 361/02.

IX. OTHER INFORMATION

9.1. Updating of Registration of a Publicly Held Company. Registration of Copesul as a publicly held company, as dealt with in article 21 of Law 6385/1976, as well as the information concerning thereto, are duly updated at CVM.

9.2. No Undisclosed Relevant Facts or Circumstances. The Offeror, Braskem and the Intermediary represent that they are unaware of any relevant facts or circumstances, not disclosed to the public at large, which may substantially affect the results of Copesul or the quotations for the Shares.

9.3. List of Copesul Shareholders. The nominal list of all of the Copesul shareholders, with the respective addresses and number of shares, is at the disposal of the interested parties, upon identification and receipt, including in electronic means: (i) at CVM, located in the City of Rio de Janeiro, at Rua Sete de Setembro, 111, 5º andar or in the City of São Paulo, at Rua Cincinato Braga, 340 – 2º, 3º and 4º andares, edifício Delta Plaza, São Paulo, SP – 01333-010, (ii) at the São Paulo Stock Exchange (BOVESPA), located at Rua XV de Novembro, 275, in the City of São Paulo, (iii) at the headquarters of Copesul, located at BR 386 – Rodovia Tabaí/Canoas – Km 419, in the Municipality of Triunfo, State of Rio Grande do Sul, (iv) at the headquarters of the Offeror, at Av. das Nações Unidas, 4.777, 3º andar-parte, Alto de Pinheiros, in the City of São Paulo, State of São Paulo, CEP 05477-000; (v) at the headquarters of Braskem, located at Rua Eteno, 1561, Copec, in the Municipality of Camaçari, State of Bahia, CEP: 42810-000, and (vi) at the headquarters of the Intermediary, located at Avenida Eusébio Matoso, 891, in the City of São Paulo, State of São Paulo.

9.4. Shareholders Domiciled Outside Brazil. The shareholders domiciled outside Brazil may be subject to restrictions imposed by the laws of their countries as to acceptance of this Offer, the participation in the Auction and the sale of Shares. Compliance with such applicable laws is under the full responsibility of such nonresident shareholders in Brazil.

9.5. Access to the Appraisal Report, to the Offer Notice and to the List of Shareholders. This Offer Notice and a copy of the Appraisal Report prepared by the Appraiser containing the parameters that were used as a base for calculation of the Purchase Price offered, the list of Copesul shareholders, as well as other documents related to the Offer, are available to the interested parties, at the addresses indicated below.

COPESUL - COMPANHIA PETROQUÍMICA DO SUL
BR 386 – Rodovia Tabaí/Canoas – Km 419
Triunfo, Rio Grande do Sul – 95853 – 000 www.copesul.com.br Fax: (55 51) 3457 6009

EDSP58 PARTICIPAÇÕES LTDA.
Av. das Nações Unidas, nº 4.777, 3º andar-parte
Alto de Pinheiros, São Paulo, SP - 05477-000
Fax: (55 11) 3443 9532

BRASKEM S.A.
Rua Eteno, 1561
Copec, Camaçari, BA - 42810-000
www.braskem.com.br/opa-copesul
Fax: (55 11) 3443 9532

COMISSÃO DE VALORES MOBILIÁRIOS
Rua Sete de Setembro, nº 111, 5º andar - "Centro de Consultas"
Centro, Rio de Janeiro, RJ – 20050-901
Rua Cincinato Braga, 340 – 2º, 3º e 4º andares, edifício Delta Plaza
São Paulo, SP – 01333-010 www.cvm.gov.br

BOLSA DE VALORES DE SÃO PAULO - BOVESPA
 Rua XV de Novembro, n° 275
Centro, São Paulo, SP – 01013-001
www.bovespa.com.br

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.
Av. Eusébio Matoso, no. 891, 20º andar
Pinheiros, São Paulo, SP – 05423-901
www.unibanco.com.br
Fax: (55 11) 3584-4501

UNIBANCO INVESTSHOP - CORRETORA DE VALORES MOBILIÁRIOS E CÂMBIO S.A.
Av. Eusébio Matoso, 891, 19º andar
Pinheiros, São Paulo, SP – 05423-901
www.investshop.com.br
Fax: (55 11) 3584-1689

9.6. Expenses. All the expenses incurred with the placement and settlement of this Offer shall be borne exclusively by the Offeror, including the fees of Bovespa and the brokerage costs and charges on the transactions with shares resulting from the Offer, pursuant to item 2.7 above.

9.7. Ownership of Copesul Shares by the Intermediary. The Intermediary represents, by itself and by its controlling parties and persons related thereto, that on the date of publication of this Offer Notice, it is not the owner of any shares issued by Copesul, as well as of the investment funds managed thereby on a discretionary basis.

9.8. Representation by the Offeror. The Offeror represents that it is responsible for the veracity, quality and sufficiency of the information supplied to CVM and to the market.

9.9. Representation by the Intermediary. The Intermediary, in turn, represents that it has taken all the cautions and has acted with the utmost degree of care to make sure that the information provided by the Offeror is true, consistent, correct and sufficient, and it shall be liable for any omission in such duty. The Intermediary also represents that it has verified the sufficiency and quality of the information disclosed to the market during the entire procedure of the Offer, as required for the investors’ taking a decision, including any information that must be provided by the Company from time to time, and those contained in this Offer Notice and in the Appraisal Report.

9.10. No Other Securities Issued Publicly. In addition to the Shares, Copesul has not issued any securities that are outstanding.

9.11. Guarantee. In accordance with the Intermediation Agreement entered into between the Offeror and the Intermediary, the latter shall guarantee the settlement of the securities to be transferred in payment to the Shareholders accepting this Public Offer, pursuant to article 7, paragraph 4 of CVM Ruling 361/02.

9.12. Offer. This Offer is unchangeable, irreversible and irrevocable, unless, at the discretion of the CVM, pursuant to article 5, paragraph 3 of CVM Ruling 361/02, there is a substantial, subsequent and unpredictable change in the circumstances actually existing at the time of placement of the Offer, entailing a material increase in the risks assumed by the Offeror, which are inherent to the Offer itself.

9.13. Assistance to Shareholders. The Assistance Service to the Copesul Shareholders is incumbent on the Investors Relations Area, on telephone number (51) 3457-6240 or by email: ri@copesul.com.br.

9.14. Registration with CVM. This transaction has been previously submitted to the CVM and was registered under number CVM/SRE/OPA/CAN/2007/004, on August 10, 2007, and BOVESPA has approved the holding of the Auction in its trading system.

São Paulo, August 14, 2007

__________________

EDSP58 Participações S.A.

__________________

Unibanco – União de Bancos Brasileiros S.A.
 Intermediary

"A(o) presente oferta pública/programa foi elaborada(o) de acordo com as disposições do Código de Auto-Regulação da ANBID para as Ofertas Públicas de Distribuição e Aquisição de Valores Mobiliários, o qual se encontra registrado no 4º ofício de Registro de Títulos e Documentos de Comarca de São Paulo, sob o nº de 4890254, atendendo, assim, a(o) presente oferta pública/programa aos padrões mínimos de informação contídos no código, não cabendo à ANBID qualquer responsabilidade pelas referidas informações, pela qualidade da emissora e/ou ofertantes, das instituições participantes e dos valores imobiliários objeto da(o) oferta pública/programa."

[ANBID: “This Tender Offer/program has been prepared according to the provisions of the Self-regulating Code of ANBID for the Tender Offers for Distribution and Acquisition of Securities, which is registered at the 4th Registry Office of Deeds and Documents of the Judicial District of São Paulo, State of São Paulo, under No. 4890254, and therefore, this Tender Offer/program meets the minimum information standards contained in the code. ANBID shall not be liable for any such information, for the quality of the issuer and/or offering parties, of the participating institutions and the securities under the Tender Offer/program.”

“THE GRANTING OF THE APPLICATION FOR REGISTRATION OF THIS TENDER OFFER BY THE BRAZILIAN SECURITIES COMMISSION – CVM IS EXCLUSIVELY INTENDED TO SECURE THE ACCESS TO INFORMATION PROVIDED, AND IT SHALL NOT IMPLY, ON THE PART OF CVM, ANY GUARANTEE OF VERACITY OF THE INFORMATION OR THE JUDGMENT OF THE QUALITY OF THE RELEVANT COMPANY OR THE PRICE OFFERED FOR THE SHARES THAT ARE THE SUBJECT MATTER OF THE OFFER”.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:August 15, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.